UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. _____)*

China Finance Online Co. Limited
(Name of Issuer)

Ordinary Shares, Par Value HK$0.001 Per Share, (“Ordinary Shares”)
(Title of Class of Securities)

1693791041
(CUSIP Number)

March 19, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This CUSIP number applies to the Issuer’s American Depositary Shares, each representing five (5) Ordinary Shares.

CUSIP No. 169379104

1.	NAME OF REPORTING PERSONS Chi Sing Ho

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 6,723,115 Ordinary Shares(1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 6,723,115 Ordinary Shares(1)

9.	AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,723,115 Ordinary Shares

10.	CHECK IF THE AGGREGATED AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%(2)

12.	TYPE OF REPORTING PERSON * IN

(1) The record owner of these shares is IDG Technology Venture Investment, LP. The general partner of IDG Technology Venture Investment, LP. is IDG Technology Venture Investments, LLC, of which the Reporting Person and Quan Zhou are managing members. By virtue of acting together to direct the management and operations of IDG Technology Venture Investments, LLC, the Reporting Person and Quan Zhou may be deemed to have shared voting and dispositive power with respect to all these shares.
(2) Based upon 110,887,883 Ordinary Shares of the Company outstanding as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010 filed on May 31, 2011.

CUSIP No. 169379104

ITEM 1(a). NAME OF ISSUER:

China Finance Online Co. Limited

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

9th Floor, Tower C
Corporate Square
No. 35 Financial Street
Xicheng District
Beijing, 100140, China

ITEM 2(a). NAME OF PERSON FILING:

Chi Sing Ho

     On March 19, 2012, Chi Sing Ho replaced Patrick J. McGovern as one of the two managing members of IDG Technology Venture Investments, LLC. IDG Technology Venture Investments, LP is a limited partnership organized under the laws of the State of Delaware. The general partner of IDG Technology Venture Investments, LP is IDG Technology Venture Investments, LLC, a limited liability company organized under the laws of the State of Delaware. The other managing member of IDG Technology Venture Investments, LLC is Quan Zhou, who may be deemed to have shared voting and dispositive power over the Ordinary Shares reported in this filling with Chi Sing Ho.

Quan Zhou, Patrick J. McGovern, IDG Technology Venture Investment, Inc., International Data Group, Inc., IDG Technology Venture Investments, LP and IDG Technology Venture Investments, LLC previously jointly field a Schedule 13G in relation to the Ordinary Shares reported in this filling on February 14, 2005, which was last amended on February 13, 2012.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

c/o IDG VC Management Ltd.
Unit 1509, The Center
99 Queen’s Road
Central, Hong Kong

ITEM 2(c). CITIZENSHIP:

Chi Sing Ho is a citizen of Canada.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e). CUSIP NUMBER:

169379104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)  [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)  [ ] Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8);

(e)  [ ] An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)  [ ] An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)  [ ] A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)  [ ] A Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ] A Non-U.S. Institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)  [ ] Group, in accordance with Rule 13d-1(b)(l)(ii)(K).

If filling as a Non-U.S. Institution in accordance with Rule 13d-1(b)(l)(ii)(J), please specify the type of institution:_______

ITEM 4. OWNERSHIP

The information for the reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 169379104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2012

CHI SING HO

By:	/s/ Chi Sing Ho